Exhibit 99.2

PENN WEST ANNOUNCES THE RESULTS OF ITS BOARD STRATEGIC REVIEW PROCESS, LONG-TERM PLAN, $485 MILLION IN NON-CORE ASSET DIVESTITURES AND 2014 CAPITAL AND PRODUCTION GUIDANCE

FOR IMMEDIATE RELEASE, November 6, 2013

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, “our” or the “Company”) is pleased to announce the results of its strategic review process and details of its long-term plan, an update on asset dispositions as well as 2014 capital and production guidance.

Commenting on today’s announcements, Dave Roberts, President and CEO stated: “Following a process that began less than five months ago, the Board of Directors (the “Board”) and senior management of Penn West have developed a long-term plan for a stronger and more vibrant company with the goal of becoming Canada’s leading conventional liquids producer. We have refocused our culture on competitive performance and our spending programs to take full advantage of our strong resource positions in Western Canada. We will be driven by performance criteria aimed at focused oil production growth translating into improved funds flow generation and shareholder value. As we have been evaluating our options and planning for our future through the strategic review process, we have also been actively taking steps to demonstrate our commitment toward improvement. We have cut costs, improved capital performance, demonstrated our focus on value added production and begun the process of rationalizing our asset base. While today marks the end of our Board strategic review process, the new Penn West has already taken many bold steps necessary to achieve our multi-year plan to enhance Penn West’s value for our shareholders.”

STRATEGIC REVIEW PROCESS

In June 2013, Penn West announced that its Board had formed a Special Committee to review strategic alternatives to maximize shareholder value (the “Special Committee”). The scope of the review completed by the Special Committee was extensive and included, among other things, a detailed technical review and evaluation of Penn West’s asset base, a peer benchmarking analysis that was conducted across Penn West’s areas of operations, consideration of a wide suite of alternatives in the context of the external environment, and a detailed economic assessment of various potential business models. Throughout this process, the Special Committee worked with an external advisor, CIBC World Markets Inc., and senior management in arriving at its comprehensive recommendation to the Board.

Based on the Special Committee’s recommendations, the Board approved a long-term plan to refocus the Company’s operations on fewer resource plays centered on Cardium development, supported by a strengthened balance sheet and to maintain a business model that provides for the payment of a quarterly dividend. To accomplish the plan, the Board also determined that a significant portfolio rationalization is appropriate, along with continuing the Company’s ongoing focus on operational improvements including cost reductions. A discussion of development, operating and administrative cost savings realized to date will be included in Penn West’s conference call and webcast later this morning.

LONG-TERM PLAN

Penn West’s long-term plan is centered on operational excellence including effective cost control and development including waterflood support concentrated in its large, light oil resource plays. The Board and senior management believe that the Company’s new strategic focus and culture, improving corporate and operating cost structure and low-risk opportunities to increase oil-weighting will enable the Company to deliver production and funds flow per share growth and largely fund its dividend and capital program from internally generated funds flow. Penn West targets a long-term sustainability ratio (capital investment plus cash dividends divided by funds flow) of approximately 110 percent. 2014 will be a transition year focused on the asset disposition program to reset the balance sheet. Within these parameters, and using a conservative forward commodity price deck, the Company will target compound annual oil production per share growth of over 11 percent between 2015 and 2018 which is expected to lead to compound annual funds flow per share growth of over 17 percent in the same period.

Key elements of the long-term plan include:

•	Focus on the balance sheet:

¡	Strengthen the balance sheet through focused dispositions before 2015

¡	Target a long-term debt to funds flow metric of 1.0 to 1.5 times

¡	Target an annual sustainability ratio of approximately 110 percent

•	Focus the Portfolio:

¡	Plan levers extensive resources held by Penn West through focused light-oil development concentrated in the Cardium play as our key strategic asset, development of the Viking and Slave Point plays also featured

¡	Target $1.5 to $2.0 billion of asset dispositions before 2015 of which approximately $485 million are expected to close before year-end 2013

¡	Capital is allocated 87 percent on average to new production adds

¡	Development capital is predominantly focused on three key growth areas

¡	Development inventory is meaningful beyond the plan period

•	Improve capital efficiency:

¡	Target best-in-play cost and recovery metrics in each of our core areas

¡	Stringent application of performance measurement and compensation programs aligned to shareholder interests

¡	Waterflood schemes integrated into long-term asset development plans aimed at mitigating production declines to support future growth

•	Improve costs & netbacks:

¡	Focus on long-term value creation through light-oil development to drive funds flow per share growth

¡	Target increase of liquids weighting to approximately 80 percent by 2018

¡	Continue development, operating and administrative cost reduction actions

•	Maintain a sustainable quarterly dividend

UPDATE ON ASSET DIVESTITURES

The conclusion of the Board following the strategic review process was that $1.5 to $2.0 billion of asset dispositions is appropriate to reduce Penn West’s leverage to be consistent with its peer group, to provide a reset level from which reasonable leverage metrics can be maintained and funds flow grown, and to focus its operational teams on fewer, more concentrated plays. Targeted asset dispositions are expected to occur in two phases, with phase 1 expected to be completed by year-end 2013 and phase 2 by year-end 2014.

Penn West announces that it has agreements at various stages of completion to dispose of a number of non-core properties for proceeds of approximately $485 million with combined production of approximately 12,500 boe per day (weighted approximately 61 percent to oil and liquids). Purchase and Sale Agreements have been executed on $480 million. Subject to the satisfaction of customary regulatory and other closing conditions, the Company expects the transactions to close during the fourth quarter of 2013. The assets to be monetized are non-core positions in the Wainwright, Grande Prairie and Southern Alberta areas where the Company has no development capital allocated in its long-term plan. Proceeds will be used to repay advances under its credit facilities. Mr. Roberts added, “Not only does this represent a meaningful step toward addressing our balance sheet, it also assists in focusing our efforts on our core properties, improving corporate efficiencies and centralizing development operations.”

2014 CAPITAL BUDGET AND PRODUCTION GUIDANCE

The Board has approved a 2014 Capital Budget of $900 million. The focus of the 2014 Budget will be to improve capital efficiencies and profitability over short-term production. Capital spending and related operations will be more balanced across 2014 with more spending allocated to the second half of the year than in previous years. Total budgeted development capital is approximately $700 million with the remainder allocated to base infrastructure improvement and corporate. Approximately $570 million (over 80 percent) is allocated to light-oil development, including approximately $270 million (approximately 40 percent) to the Cardium play and approximately $150 million to each of the Viking and Slave Point plays. Light-oil capital allocations include significant funding to advance waterflood programs. The Company expects to drill 210 net wells in 2014.

In 2013, Penn West’s capital program was weighted heavily to the first quarter compared to the 2014 program which is balanced over the year. The 2014 capital program includes allocations to longer lead time production projects including wells in the Cardium, and Slave Point areas and significant investments in waterflood programs. As a result, 2014 production additions from development programs are weighted to the second half of the year reducing annual average production. These factors, in addition to the pending divestments of approximately 12,500 boe per day, result in forecast 2014 average annual production of 105,000 to 110,000 boe per day, weighted approximately 66 percent to oil and liquids.

UPDATED INVESTOR PRESENTATION

An updated investor presentation which provides supplemental information regarding our 2014 capital budget and our long-term plan, in addition to updated technical maps, may be found on our website under the heading “Third Quarter Earnings & Long-Term Plan Update” at: http://www.pennwest.com/investors/presentations-webcasts.

CONFERENCE CALL & WEBCAST DETAILS

A conference call and webcast presentation will be held to discuss the matters noted above at 9:00am Mountain Time (11:00am Eastern Time) on Wednesday, November 6, 2013. The duration of the conference call is expected to be approximately 90 minutes.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=701434&s=1&k=F6BC7A7900438B5643F3516106910E87

A digital recording will be available for replay two hours after the call’s completion, and will remain available until November 20, 2013 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 87776645, followed by the pound (#) key.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target”, “goal” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: all details of, all forecasts and projections of future activities related to, and all expectations of Company performance and results as a result of executing, Penn West’s long term plans, strategies and goals, and the benefits anticipated to accrue to the Company and its securityholders as a result thereof, including without limitation our intention to strengthen our balance sheet, focus our asset portfolio, and improve capital efficiency, cost structure and netbacks; our belief that the successful execution of our long-term plan will enhance shareholder value; our intention to refocus on fewer resource plays centered on Cardium development; our intention for the payment of future dividends and our future dividend policy; our intentions for development activities, including without limitation, waterflood support and concentration thereof on light oil resource plays; our expectations of growth of production and funds flow; our expectations of funding our dividend and capital program from internally generated funds flow; our targeted repeatable sustainability ratio, compound annual growth in oil production per share, compound annual fund flow per share growth, long-term debt to funds flow metric and increase of liquids weighting, and the relevant time periods for achieving such targets; our intent to complete certain asset dispositions, the expected timing thereof and the amount of proceeds to be realized from such dispositions; our expectation of closing of certain non-core asset dispositions in the fourth quarter of 2013, the details thereof, and the expected use of proceeds therefrom; our expectations with respect to our development inventory, including without limitation, beyond the period of our long-term plan; the expected details of our 2014 budget, including the amount thereof, the expected capital expenditures to be made and how they will be allocated, the number of wells to be drilled, and our intention that certain waterfloods programs will be completed; and our forecast average daily production volumes for 2014. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the expected terms and timing of asset sales to be completed in the fourth quarter of 2013 and in 2014, including the proceeds to be derived therefrom and the amount of production to be disposed of; our ability to execute or long-term plan as described herein and the impact that the successful execution of such plan will have on our Company and our shareholders; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all, whether due to the failure to receive requisite regulatory approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures Advisory

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow per share, netback and sustainability ratio. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions to economically rank projects, and is the per unit of production amount of revenue less royalties, operating costs, transportation and realized risk management gains and losses. Sustainability ratio is a comparison of a company’s cash outflows (capital investment and dividends) to its cash inflows (funds flow) and is used by the Company to assess the appropriateness of its dividend levels and the long-term ability to fund its development plans. For additional information relating to these non-GAAP measures, including a reconciliation of our funds flow to our cash flow from operating activities and a detailed calculation of our netbacks, see our latest management’s discussion and analysis which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3 Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com